August 26, 2024

Zhen Fan
Chief Executive Officer
Haoxi Health Technology Ltd
Room 801, Tower C, Floor 8
Building 103
Huizhongli, Chaoyang District
Beijing, China

       Re: Haoxi Health Technology Ltd
           Amendment No. 5 to Registration Statement on Form F-1
           Filed August 12, 2024
           File No. 333-280174
Dear Zhen Fan:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8, 2024 letter.

Amendment No. 5 to Registration Statement on Form F-1 filed August 12, 2024 Risk Factors
Risk Related to this Offering and the Trading Market
You will experience immediate and substantial dilution in the net tangible book value of Class A
Ordinary Shares purchased. The existing..., page 54

1. We note your response to prior comment 2, and we reissue it in part. Please update the dilution risk factor with as much specificity as possible. In this regard, we note the risk factor still categorizes dilution as potential rather that likely.
General

2. We note your response to prior comment 4, and we reissue it in part. If you intend to rely
 August 26, 2024
Page 2

       on Rule 430A, please disclose a fixed number of securities for each class of security included in the registered transaction such that such numbers are in the registration statement at the time of effectiveness. In this regard, we note it appears the number of shares underlying the Series B warrants will not be known until after the registration statement is effective. Please refer Question 227.02 of our Securities Act Rules
       Compliance and Disclosure Interpretations.
       Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Joan Wu